Filed by Mitel Networks Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Polycom, Inc.

(Commission File No. 000-27978)

Forward Looking Statements

Some of the statements in this communication are forward-looking statements (or forward-looking information) within the meaning of applicable U.S. and Canadian securities laws. These include statements using the words believe, target, outlook, may, will, should, could, estimate, continue, expect, intend, plan, predict, potential, project and anticipate, and similar statements which do not describe the present or provide information about the past. There is no guarantee that the expected events or expected results will actually occur. Such statements reflect the current views of management of Mitel and are subject to a number of risks and uncertainties. These statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, operational and other factors. Any changes in these assumptions or other factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to Mitel or Polycom, or persons acting on either of their behalf, are expressly qualified in their entirety by the cautionary statements set forth in this paragraph. Undue reliance should not be placed on such statements. In addition, material risks that could cause actual results to differ from forward-looking statements include: the inherent uncertainty associated with financial or other projections; the integration of Mitel and Polycom and the ability to recognize the anticipated benefits from the combination of Mitel and Polycom; the ability to obtain required regulatory approvals for the transaction, the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the expected benefits of the transaction; the risk that the conditions to the transaction are not satisfied on a timely basis or at all and the failure of the transaction to close for any other reason; risks relating to the value of the Mitel common shares to be issued in connection with the transaction; the anticipated size of the markets and continued demand for Mitel and Polycom products and services, the impact of competitive products and pricing and disruption to Mitel’s and Polycom’s respective businesses that could result from the announcement of the transaction; access to available financing on a timely basis and on reasonable terms, including the refinancing of Mitel and Polycom debt to fund the cash portion of the consideration in connection with the transaction; the integration of Mavenir and the ability to recognize the anticipated benefits from the acquisition of Mavenir; Mitel’s ability to achieve or sustain profitability in the future; fluctuations in quarterly and annual revenues and operating results; fluctuations in foreign exchange rates; current and ongoing global economic instability, political unrest and related sanctions; intense competition; reliance on channel partners for a significant component of sales; dependence upon a small number of outside contract manufacturers to manufacture products; and, Mitel’s ability to successfully implement and achieve its business strategies, including its growth of the company through acquisitions and the integration of recently acquired businesses and realization of synergies, including the pending acquisition of Polycom. Additional risks are described under the heading “Risk Factors” in Mitel’s Annual Report on Form 10-K for the year ended December 31, 2015 and in Mitel’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2016 filed with the U.S. Securities and Exchange Commission (the “SEC”) and Canadian securities regulatory authorities on February 29, 2016 and May 5, 2016, respectively, and in Polycom’s Annual Report on Form 10-K for the year ended December 31, 2015 and in Polycom’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2016 filed with the SEC on February 29, 2016 and April 28, 2016, respectively. Forward-looking statements speak only as of the date they are made. Except as required by law, neither Mitel nor Polycom has any intention or obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Important Information for Investors

In connection with the proposed transaction between Mitel and Polycom, Mitel has filed with the SEC a registration statement on Form S-4 that includes a Proxy Statement of Polycom that also constitutes a Prospectus of Mitel (the “Proxy Statement/Prospectus”). Mitel will also prepare a proxy circular in accordance with applicable Canadian securities and corporate law (the “Proxy Circular”). Polycom plans to mail to its shareholders the definitive Proxy Statement/Prospectus in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF POLYCOM ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT MITEL, POLYCOM, THE TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the Proxy Statement/Prospectus and the Proxy Circular (when available) and other documents filed with the SEC by Mitel and Polycom through the website maintained by the SEC at www.sec.gov. Investors may also obtain free copies of the Proxy Statement/Prospectus and the Proxy Circular (when available) and other documents filed with Canadian securities regulatory authorities by Mitel, through the website maintained by the Canadian Securities Administrators at www.sedar.com. In addition, investors and security holders may obtain free copies of the documents filed with the SEC and Canadian securities regulatory authorities on Mitel’s website at investor.Mitel.com or by contacting Mitel’s Investor

Relations Department at 469-574-8134. Copies of the documents filed with the SEC by Polycom will be available free of charge on Polycom’s website at http://investor.polycom.com/company/investor-relations/default.aspx or by contacting Polycom’s Investor Relations Department at 408-586-4271.

Participants in the Merger Solicitation

Mitel, Polycom and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of Polycom in connection with the transaction, including a description of their respective direct or indirect interests, by security holdings or otherwise, is included in the Proxy Statement/Prospectus described above. Additional information regarding Mitel’s directors and executive officers is also included in Mitel’s Annual Report on Form 10-K/A, which was filed with the SEC and Canadian securities regulatory authorities on April 27, 2016, and information regarding Polycom’s directors and executive officers is also included in Polycom’s Annual Report on Form 10-K/A, which was filed with the SEC on April 28, 2016. These documents are available free of charge as described above.

2

Media Release

DALLAS, June 7, 2016

Mitel Solidifies Investment in 5G Connectivity Initiative

Helps Launch Ranzure Networks With Participation in Seed Round of Funding

•	New company focused on next generation customized wireless service to support Internet of Things and billions of devices

•	Leverages Mitel Mobile technology to deliver cloud-based platform enabling wireless connectivity of 5G networks

•	Market projected to reach $247 billion in ten years*

Mitel® (Nasdaq:MITL) (TSX:MNW), a global leader in real-time business, cloud and mobile communications, has solidified its 5G program, announced earlier this year, with participation in the initial round of funding of the newly created Ranzure Networks. With $7.6M in a seed round of funding from Mitel and other investors, including LiveOak Venture Partners, Ranzure Networks will license Mitel Mobile technology in the area of Evolved Packet Core to support service providers as they build 5G networks for the Internet of Things. Worldwide 5G service revenue, driven by emerging mobile and cloud technologies, is projected to reach $247 billion in the next ten years*.

Ranzure Networks founders include well known serial mobile entrepreneur Pardeep Kohli, former Mavenir CEO, and established mobile innovator Ashok Khuntia, former Mavenir EVP, Engineering. BG Kumar, President, Mitel Mobile will take a seat on the Board.

Quotes

“The days of rigid, proprietary hardware solutions are over and the migration to 5G provides opportunity for innovation,” said Pardeep Kohli, President and CEO, Ranzure Networks Inc. “We believe that satisfying varying needs of billions of devices now requires a flexible Radio Access Network that is easy to deploy, operate and customize to meet the needs of each device. Ranzure will bring flexible cloud technologies to radio access networks.”

“The pace of mobile adoption and innovation is unrelenting. At the same time our 4G mobile business is growing at record levels, we can already see the exciting opportunity for 5G to take services even further in the future,” said Rich McBee, CEO, Mitel. “Our investment in Ranzure Networks enables Mitel to keep tight focus on the immediate needs of our current mobile customers and positions us to capitalize on the 5G market opportunity as it evolves and emerges.”

“Most online content is now being accessed through wireless devices but wireless access networks have not kept up with the consumer needs,” said Venu Shamapant, General

Media Release

Partner, LiveOak Partners. “There is huge opportunity for innovation in this space. We are very excited about our participation in Ranzure Networks.”

*Source: ABI Research, April 2016

Important Facts

•	Mitel customers include 15 of the top 20 mobile carriers in the world

•	Mitel powers VoLTE/ VoWiFi services in 18 countries

Related Materials

•	See the infographic “Rise of Mobile Enterprise Infographic”

•	Watch the “Mobile Cloud Suite video”

•	Download the whitepaper “Seamless Communications and Collaboration”

•	Download the whitepaper “Mobilizing Real-Time Communications”

•	Watch the video on Multi-ID

Social Media

Twitter: Mitel Solidifies Investment in 5G Connectivity Initiative

Twitter: Mitel helps launch Ranzure Networks with participation in seed round of funding

Tags/Keywords

5G, Internet of Things, Radio Access Network, Evolved Packet Core

Forward Looking Statements

Some of the statements in this communication are forward-looking statements (or forward-looking information) within the meaning of applicable U.S. and Canadian securities laws. These include statements using the words believe, target, outlook, may, will, should, could, estimate, continue, expect, intend, plan, predict, potential, project and anticipate, and similar statements which do not describe the present or provide information about the past. There is no guarantee that the expected events or expected results will actually occur. Such statements reflect the current views of management of Mitel and are subject to a number of risks and uncertainties. These statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, operational and other factors. Any changes in these assumptions or other factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to Mitel or Polycom, or persons acting on either of their behalf, are expressly qualified in their entirety by the cautionary statements set forth in this paragraph. Undue reliance should not be placed on such statements. In addition, material risks that could cause actual results to differ from forward-looking statements include: the inherent uncertainty associated with financial or other projections; the integration of Mitel and Polycom and the ability to recognize the anticipated benefits from the combination of Mitel and Polycom; the ability to obtain required regulatory approvals for the transaction, the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the expected benefits of the transaction; the risk that the conditions to the transaction are not satisfied on a timely basis or at all and the failure of the transaction to close for any other reason; risks relating to the value of the Mitel common shares to be issued in connection with the transaction; the anticipated size of the markets and continued demand for Mitel and Polycom products and services, the impact of competitive products and pricing and disruption to Mitel’s and Polycom’s respective businesses that could result from the announcement of the transaction; access to available financing on a timely basis and on reasonable terms, including the refinancing of Mitel and Polycom debt to fund the cash portion of the consideration in connection with the transaction; the integration of Mavenir and the ability to recognize the anticipated benefits from the acquisition of Mavenir; Mitel’s ability to achieve or sustain profitability in the future; fluctuations in quarterly and annual revenues and operating results; fluctuations in foreign exchange rates; current and ongoing global economic instability, political unrest and related sanctions; intense competition; reliance on channel partners for a significant component of sales; dependence upon a small number of outside contract manufacturers to manufacture products; and, Mitel’s ability to successfully implement and achieve its business strategies, including its growth of the company through acquisitions and the integration of recently acquired businesses and realization of synergies, including the pending acquisition of Polycom. Additional risks are described under the heading “Risk Factors” in Mitel’s Annual Report on Form 10-K for the year ended December 31, 2015 and in Mitel’s Quarterly Report on Form 10-Q for the quarter

Media Release

ended March 31, 2016 filed with the U.S. Securities and Exchange Commission (the “SEC”) and Canadian securities regulatory authorities on February 29, 2016 and May 5, 2016, respectively, and in Polycom’s Annual Report on Form 10-K for the year ended December 31, 2015 and in Polycom’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2016 filed with the SEC on February 29, 2016 and April 28, 2016, respectively. Forward-looking statements speak only as of the date they are made. Except as required by law, neither Mitel nor Polycom has any intention or obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Important Information for Investors

In connection with the proposed transaction between Mitel and Polycom, Mitel has filed with the SEC a registration statement on Form S-4 that includes a Proxy Statement of Polycom that also constitutes a Prospectus of Mitel (the “Proxy Statement/Prospectus”). Mitel will also prepare a proxy circular in accordance with applicable Canadian securities and corporate law (the “Proxy Circular”). Polycom plans to mail to its shareholders the definitive Proxy Statement/Prospectus in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF POLYCOM ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT MITEL, POLYCOM, THE TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the Proxy Statement/Prospectus and the Proxy Circular (when available) and other documents filed with the SEC by Mitel and Polycom through the website maintained by the SEC at www.sec.gov. Investors may also obtain free copies of the Proxy Statement/Prospectus and the Proxy Circular (when available) and other documents filed with Canadian securities regulatory authorities by Mitel, through the website maintained by the Canadian Securities Administrators at www.sedar.com. In addition, investors and security holders may obtain free copies of the documents filed with the SEC and Canadian securities regulatory authorities on Mitel’s website at investor.Mitel.com or by contacting Mitel’s Investor Relations Department at 469-574-8134. Copies of the documents filed with the SEC by Polycom will be available free of charge on Polycom’s website at http://investor.polycom.com/company/investor-relations/default.aspx or by contacting Polycom’s Investor Relations Department at 408-586-4271.

Participants in the Merger Solicitation

Mitel, Polycom and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of Polycom in connection with the transaction, including a description of their respective direct or indirect interests, by security holdings or otherwise, is included in the Proxy Statement/Prospectus described above. Additional information regarding Mitel’s directors and executive officers is also included in Mitel’s Annual Report on Form 10-K/A, which was filed with the SEC and Canadian securities regulatory authorities on April 27, 2016, and information regarding Polycom’s directors and executive officers is also included in Polycom’s Annual Report on Form 10-K/A, which was filed with the SEC on April 28, 2016. These documents are available free of charge as described above.

About Mitel

A global market leader in enterprise and mobile communications powering more than 2 billion business connections and 2 billion mobile subscribers every day, Mitel (Nasdaq:MITL) (TSX:MNW) helps businesses and mobile carriers connect, collaborate and provide innovative services to their customers. Our innovation and communications experts serve more than 60 million business users in more than 100 countries, and 130 mobile service providers including 15 of the top 20 mobile carriers in the world. That makes us unique, and the only company able to provide a bridge between enterprise and mobile customers. For more information, go to www.mitel.com and follow us on Twitter @Mitel.

Mitel is the registered trademark of Mitel Networks Corporation.

Media Release

All other trademarks are the property of their respective owners.

MITL-C

Contact Information

Media – Americas Camille Beasley 469-212-0433 camille.beasley@mitel.com	Media – EMEA/AP Duncan Miller +44 (0) 1291 612 646 duncan.miller@mitel.com

Investors Michael McCarthy 469-574-8134 michael.mccarthy@mitel.com